Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel: +91 40 4900 2900
Fax: +91 40 4900 2999
Email: mail@drreddys.com
www.drreddys.com

August 10, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121/22723719/	Fax Nos.: 022-26598120/26598237/
22722037/22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

betapharm Arzneimittel GmbH, Germany (our wholly-owned subsidiary) received a communication from the Regulatory Authority of Germany (Regierung von Oberbayern) last night, that the GMP compliance certificate in respect of the Company’s Formulations Manufacturing Unit 2 plant in Bachupally, Hyderabad is not renewed consequent to the recent inspection of the plant. Pending revocation of the non-compliance notification, the plant will not be able to make any further despatch to the European Union until the next inspection, to be initiated by an invitation from betapharm.

This is for your information and record.

With regards,

Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)